Exhibit 99.44

NEWS RELEASE
February 27, 2020

#2020-02

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR RELEASE, PUBLICATION,
DISTRIBUTION OR DISSEMINATION DIRECTLY, OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES.

Midas Gold Announces US$35 Million Private Placement

Funding to support the continued permitting and feasibility work on the Stibnite Gold Project, Idaho

VANCOUVER, BRITISH COLUMBIA – Midas Gold Corp. (MAX:TSX / MDRPF:OTCQX, “Midas Gold” or the “Company”) today announced that it has entered into funding agreements for gross proceeds of US$35 million to be used for funding continued work on the Stibnite Gold Project and for general working capital purposes.

Midas Gold has signed a binding term sheet with Paulson & Co. Inc., on behalf of the several investment funds and accounts managed by it (“Paulson”), pursuant to which Paulson will purchase Canadian dollar denominated 0.05% senior unsecured convertible notes (the “Notes”) to be issued by a wholly-owned subsidiary of the Company (the “Issuer”) on a private placement basis for gross proceeds of a minimum C$33,202,500 (the “Note Offering”), being the Canadian dollar equivalent of US$25 million1.

In addition, Midas Gold and the Issuer have entered into an agreement with BMO Capital Markets and Sprott Capital Partners LP (as co-lead agents) and a syndicate of agents including Cormark Securities Inc. and Haywood Securities Inc. (collectively, the “Agents”) in connection with a best efforts brokered private placement of Notes and/or common shares of the Company (the “Common Shares”) at a price of C$0.53 per Common Share on a private placement basis (the “Brokered Offering”) for total gross proceeds of up to C$13,281,000, being the Canadian dollar equivalent of US$10 million.1 Upon completion of the Note Offering and the Brokered Offering (together, the “Offering”) the Company and the Issuer would receive aggregate gross proceeds of C$46,483,500. To the extent that any portion of the Brokered Offering is not purchased by other investors, Paulson will subscribe for the remainder of the Brokered Offering amount in the form of additional Notes, thereby ensuring the Offering would be fully subscribed.

Note Terms

The Notes will mature seven years after issuance and are convertible by the holders thereof (the “Noteholders”) at any time prior to the maturity of the Notes, into Common Shares at a conversion price of C$0.53 per Common Share (the “Conversion Price”). The Notes will be redeemable, at the option of the Issuer, at any time after the fourth anniversary of the initial issue date of the Notes, provided that the 20-day volume weighted average trading price (“VWAP”) of the Common Shares on the Toronto Stock Exchange (“TSX”) is not less than 200% of the Conversion Price at the time of redemption and subject to the conversion rights of the Noteholders.

The Notes will constitute a senior unsecured obligation of the Issuer, ranking equally with other existing and future senior unsecured indebtedness and ranking senior to any existing or future subordinated indebtedness, and will bear interest at a rate of 0.05% per year, payable annually, which may be paid in cash or Common Shares (based on the 10-day VWAP on the date that interest is due) at the Issuer’s election. Upon a change of control, the Issuer will offer to repurchase the Notes at a price equal to 100% of the principal amount of the Notes plus accrued interest.

Brokered Offering

The Brokered Offering will be offered on a private placement basis to existing shareholders of the Company and other investors who are “accredited investors” under applicable securities laws. Subscribers will be entitled to purchase either Notes or Common Shares. The Agents will receive a cash commission of 5% of gross proceeds raised under the Brokered Offering. No commission will be paid on any proceeds received from Paulson.

[1]	Based on the Bank of Canada daily exchange rate on February 25, 2020 of US$1.00 = C$1.3281 or C$1.00 = US$0.7530.

Conditions to Closing

The completion of the Offering is subject to a number of conditions including obtaining any required regulatory approvals including approval of the TSX. All securities issued in the Offering will be subject to a hold period or seasoning period, as applicable, under Canadian securities laws. All securities issued in the United States will be subject to resale restrictions under U.S. federal and state securities laws.

The Common Shares and Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “1933 Act”), or any applicable securities laws of any state of the United States and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the Common Shares or Notes, nor shall there be any offer or sale of the Common Shares or Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Background to the Offering

Over the past number of months, the Company has evaluated a number of options for additional funding, including issues of common shares, royalty and or streaming on antimony and further strategic investments. To date, none of those options have proven to be been available to the Company to a quantum of funding that would address the funding needs through to the anticipated completion of the permitting process. As a result, and having regard to the relatively weak equity market interest in gold development companies, despite higher gold prices, and the Company’s immediate need for additional capital, Paulson made an initial non-binding indicative proposal (the “Initial Proposal”) to the Company for a convertible notes financing similar in structure to that provided by Paulson to the Company in 2016, pursuant to its rights under the existing investor rights agreement between Paulson and the Company (the “Investor Rights Agreement”). The Initial Proposal was for US$35 million in convertible notes wholly taken up by Paulson. Following receipt of the Initial Proposal and consideration of other options available to the Company, including an offer by the Agents to complete the Brokered Offering, the Company and Paulson held discussions that ultimately led to the Offering described above.

Participation in the Offering by Paulson

Paulson’s current security holdings of the Company consists of 9,664,520 Common Shares and outstanding convertible notes of the Issuer in the principal amount of C$34,502,500.13, representing 3.56% of the outstanding Common Shares of the Company (29.03% on a partially diluted basis assuming conversion of the convertible notes currently held by Paulson). Upon completion of the Offering, Paulson will beneficially own approximately 3.26% of the Company’s outstanding common shares (37.17% on a partially diluted basis, assuming conversion of all convertible securities held by Paulson and no other convertible securities, and 33.94% assuming conversion of all existing convertible notes of the Company; and also assuming all of the Brokered Offering is sold to existing shareholders and other investors as to Common Shares only and no Notes). If no portion of the Brokered Offering is purchased by other investors, Paulson would beneficially own up to approximately 3.56% of the Company’s outstanding common shares (42.66% on a partially diluted basis, assuming conversion of all convertible securities held by Paulson and no other convertible securities and 38.95% assuming conversion of all existing convertible notes of the Company).

The terms of the Convertible Notes under the Offering are on par with the Company’s convertible note offering completed in March 2016, which received shareholder approval in 2016, except for the higher conversion price in the current Offering.

In connection with the Note Offering, the Company has agreed to amend the existing Investor Rights Agreement between the Company and Paulson to provide that Paulson will have the right to designate one of its director nominees as the Chair of the board of directors of the Company (the “Board”) and the Company will designate a Lead Director of the Board who will be an independent director.

Total Securities Issuable

An aggregate of 87,704,717 Common Shares (or 32.30% of the Company’s currently issued and outstanding Common Shares) will be issued or made issuable pursuant to the Offering, whether through the issuance of Common Shares, or the conversion of Notes, sold under the Offering.

A minimum of 62,646,226 Common Shares will be made issuable to insiders (being the number of Common Shares issuable upon the conversion of all Notes to be purchased by Paulson under the Note Offering). To the extent that any portion of the Brokered Offering is not purchased by other investors, up to a maximum of 87,704,717 Common Shares could be made issuable to insiders (being the maximum number of Common Shares issuable upon the conversion of all Notes purchased by Paulson in the event that there are no other subscribers under the Brokered Offering).

The Conversion Price of C$0.53 represents a 5% discount to the 5-day VWAP for the 5 trading days up to and including February 21, 2020 (being the last trading day prior to receipt of Paulson’s offer in respect of the Note Offering and the Agents’ offer in respect of the Brokered Offering).

Legal Advisers

The Company has consulted and obtained advice from its corporate counsel, the law firm of Miller Thomson LLP, in regard to the TSX’s requirements and the requirements of applicable securities legislation (including corporate governance requirements) and has considered their input in selecting the most appropriate path the Company should take in light of its financial situation.

Special Committee and its Advisors

The Board appointed a special committee of the Board consisting entirely of members of the Board who are independent of Paulson and management, and who have no direct or indirect interest in the Offering (the “Special Committee”). The Board granted a broad mandate to the Special Committee to review the proposed Offering, as well as to consider and review possible alternative financing options that might be available to the Company. The Special Committee retained independent legal counsel, Paul L. Goldman Law Corporation, to assist it in carrying out its obligations pursuant to the mandate from the Board.

The Special Committee also retained Fort Capital Partners (“Fort Capital”) as its independent financial advisor to review the terms and conditions of Paulson’s Initial Proposal, consider available financing alternatives, recommend the best financing alternative available to the Company, and provide a fairness opinion in connection with the recommended alternative.

The Special Committee met on several occasions and oversaw the negotiations that led to the Offering.

Following their detailed consideration of available financing alternatives to the Company, having regard to the Company’s current circumstances and the state of financial markets, Fort Capital recommended to the Special Committee that Paulson’s Initial Proposal was the best financing alternative available to the Company and the terms are fair, from a financial point of view, to the shareholders of the Company other than Paulson.

The Company subsequently received an offer from the Agents to complete the Brokered Offering on a best efforts basis. Following discussions with Paulson, Paulson’s Initial Proposal was amended to allow for existing shareholders and other investors to participate in the financing through the Brokered Offering.

The Special Committee noted that, due to the time that would be required to obtain shareholder approval and the financial condition of the Company, the Note Offering proposal was only open to acceptance by the Company until March 4, 2020 and was subject to shareholder approval not being required due to the time required relative to the Company’s limited available working capital.

Based on their review and analysis of the Paulson final proposal, and having regard to the limited alternatives available to the Company, its financial position, as well as, but not limited to, their consideration of the report and conclusions of Fort Capital, the Special Committee concluded that the Offering is fair to shareholders and in the best interests of the Company and unanimously recommended to the Board to accept, and subject to all necessary regulatory approvals, to proceed to expedite the closing of the Offering at the earliest possible date.

After receipt of the recommendation by the Special Committee, the Board reviewed the terms and conditions of the Note Offering and the Brokered Offering in detail. Following their review, the Board determined that the Offering is in the Company’s best interests and approved both the Note Offering and the Brokered Offering. Each of Paulson’s nominees on the Board did not attend or participate in any of the deliberations of the Special Committee or the Board in connection with their consideration of the Offering.

Regulatory Exemptions

As the aggregate number of securities (i) issuable pursuant to the Offering would exceed 25% the currently issued and outstanding common shares of the Company on a non-diluted basis; and (ii) the value of the consideration to be received by insiders would exceed 10% of the market capitalization of the Company, the Company would ordinarily be required to obtain shareholder approval under the TSX Company Manual (the “Manual”). However, the Company has applied to the TSX under Section 604(e) of the Manual for a “financial hardship” exemption from the requirement to obtain shareholder approval. The independent members of the Board, who are free from any interest in the Offering and are unrelated to the investors, have authorized such application on the basis of their determination that the Company would be in serious financial difficulty without the Offering and the Offering is designed to improve the Company’s financial situation and is reasonable for the Company in the circumstances.

As Paulson is an insider of the Company, the Offering is a “related party transaction” within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). However, as neither the fair market value of the securities acquired by the Paulson, nor the consideration for the securities paid by Paulson, exceeds 25% of the Company’s market capitalization, the issuance of securities is exempt from the formal valuation requirements of Section 5.4 of MI 61-101 pursuant to Subsection 5.5(a) of MI 61-101 and exempt from the minority approval requirements of Section 5.6 of MI 61-101 pursuant to Subsection 5.7(1)(a) of MI 61-101.

Financial Considerations

If the Company does not complete the Offering, the Company has approximately US$4.6 million of available working capital available to meet ongoing operating costs after providing for certain existing legal obligations of the Company that would be required were the Company not to continue as a going concern. Under the current Board-approved budget, this amount would be depleted before the end of April 2020. Absent a financing, Midas Gold would face near-term insolvency and/or loss of all progress made to date in the extensive and expensive permitting process (with US$53 million invested to date in permitting alone) and which has been ongoing since 2016. The permitting process, once interrupted, will be expensive and difficult to restart and there is serious doubt as to whether it can be resumed in a timely manner or at all. In addition, a break in the continuity in baseline environmental data collection could result in having to restart this data collection process (a two to three year endeavour).

Use of Proceeds

The proceeds from the Offering are reasonably forecast to enable the Company to be funded through to the next major milestone, being the final environmental impact statement and final record of decision on its Stibnite Gold Project. Upon receipt of the proceeds from the Offering (US$35 million less an estimated up to US$0.9 million in transaction costs and Agents’ commission in respect of the Brokered Offering), along with the expected current working capital as at March 1, 2020 (US$9.0 million, which is the US$4.6 million plus an amount of US$4.4 million which is reserved for legal obligations (which would no longer be required to be reserved as the Company continues as a going concern)) the Company would have working capital of approximately US$43.1 million. With the proceeds of the Offering, the Company anticipates that it would be able to continue its work on its key corporate objectives through the end of 2021, assuming currently forecast rates of expenditures.

Listing Review

As a consequence of relying upon the financial hardship exemption under Section 604(e) of the TSX Company Manual, the Company expects that the TSX will commence a remedial de-listing review, which is normal practice when a listed Company seeks to rely on this exemption. Although the Company believes that it will be in compliance with all of the TSX listing requirements following completion of the Offering, no assurance can be provided as to the outcome of such review and, therefore, the Company’s continued qualification for listing on the TSX.

For further information about Midas Gold Corp., please contact:

Liz Monger -- Manager, Investor Relations (t): 778.724.4704

(e): info@midasgoldcorp.com

Facebook: www.facebook.com/midasgoldidaho

Twitter: @MidasIdaho

Website: www.midasgoldcorp.com

About Midas Gold and the Stibnite Gold Project

Midas Gold Corp., through its wholly owned subsidiaries, is focused on the exploration and, if warranted, site restoration and development of gold-antimony-silver deposits in the Stibnite-Yellow Pine district of central Idaho that are encompassed by its Stibnite Gold Project.

Forward-Looking Information

This news release contains forward-looking statements regarding the Offering, closing of the Offering, use of proceeds of the Offering, the Company’s continued qualification for listing on the TSX, and continued advancement of the Stibnite Gold Project. These forward-looking statements are provided as of the date of this news release, or the effective date of the documents referred to in this news release, as applicable, and reflect predictions, expectations or beliefs regarding future events based on the Company's beliefs at the time the statements were made, as well as various assumptions made by and information currently available to them. In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that regulatory approval of the Offering will be obtained in a timely manner; that all conditions precedent to the completion of the Offering will be satisfied in a timely manner; that general economic and business conditions will not change in a materially adverse manner; and that the Company will be able to raise additional funds on reasonable terms. Although management considers these assumptions to be reasonable based on information available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions on which they are based do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the expectations expressed in them. These risk factors may be generally stated as the risk that the assumptions expressed above do not occur, but specifically include, without limitation, risks relating to: general market conditions; the Company’s ability to secure financing on favourable terms; and the additional risks described in the Company's latest Annual Information Form, and other disclosure documents filed by the Company on SEDAR. The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on behalf of the Company, except as required by law.